

Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 10° andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-9070/9071 Fax: (011) 3037-9076



October 02, 2001.
Our ref.: 326/01

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
United States of America
Attention: International Corporate Finance

Re: Companhia Suzano de Papel e Celulose
Rule 12g3-2(b) Exemption
File n°. 82-3550

Ladies and Gentlemen

We are sending you two copies of the Relevant Facts of this company, which were published on September 26, 2001.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to the undersigned at Avenida Brigadeiro Faria Lima, 1355 – 10° andar - São Paulo - Brasil - CEP 01452-919 in the enclosed self-addressed stamped envelope.

Thank you for your attention to this matter.

Very truly yours,





Adhemar Magon
Vice-President and Investor Relations Director





SUZANO

New horizons and solid foundations in the actions of the Suzano Companies

From the outset, under the inspiration of the founder Leon Feffer and later under the leadership of his son and companion in command Max Feffer, the Suzano Companies adopted principles of seriousness, unflagging pursuit of excellence and respect to its clients and employees.

The same entrepreneur spirit and the same sense of commitment to the social development of Brazil, that have guided us from the very beginning, govern the actions announced below.

Through them, we shall sharpen the focus of our activity in the industrial of pulp, paper and petrochemical areas, so as to achieve the best results in each one of these areas, and maintain the continuous improvement and the high performance of our professionals, to maximize the return on the investment for all shareholders.

The steps announced here are of great strategic importance to make the Suzano Group of Companies a leading player in the world market of pulp and paper and furnish the petrochemical activities with the managerial and financial resources necessary for its expansion.

As our President Max Feffer used to say:

"The life that we want depends on what we do".

The new routes taken show, above all, the ability of a Brazilian company to promptly give a strong and prudent response to the challenges of a time when to trust our country is a citizenship duty.

David Feffer **President**	**Daniel Feffer** **Vice-President**

Cia. Suzano de Papel e Celulose
Publicly Held Company
CNPJ n°. 60.651.726/0001-16

Bahia Sul Celulose S.A.
Publicly Held Company
CNPJ n°. 16.404.287/0001-55

Relevant Fact
The reorganization of the Suzano Companies

Since 1997, as was widely announced on the market, the Cia. Suzano de Papel e Celulose (Suzano) concentrated the focus of its activities on the pulp, paper and petrochemical areas.

To this end, it disposed of assets not aligned with its strategic objectives and acquired in May last, the share control of Bahia Sul Celulose S.A. (Bahia Sul), the first company in the world in the pulp and paper area to receive ISO 14001 certification, and the only Brazilian company awarded, in July 2000, the Environmental Excellence prize conferred by the United Nations Organization.

With last-generation equipment and conveniently located forests, Bahia Sul became an example of operational efficiency and a benchmark for costs in the industry.

Since this acquisition, the Management of the two companies have focused their efforts on the identification of all the possible synergies and on the adoption of best business practices.

In order to improve business development in the two companies and grant greater transparency to their results, the Management of Suzano and Bahia Sul inform the market about the following measures to be adopted in each one of them:

1. The implementation of a **unified management** as of the 2nd of October, for the **areas of pulp and paper.** Thus, the same officers will be elected to form the Managing Board of each one of the respective companies, performing identical functions in them, subject to compliance with all legal requirements.

   As a consequence, we shall have economies of scale and will be able to make the best use of all synergies arising from the optimization of the operation and the sharing of best practices.

2. Analysis of the convenience and opportunity for an independent **legal entity** to hold its investments in **the petrochemical area**, in the form of a publicly held company, through legal and corporate procedures under study, in order to grant greater flexibility, dynamism, and autonomy to this activity.

   The expected result is the strengthening of this area of activity, with greater transparency and better understanding of its performance in accordance with the strategic decision to concentrate investments in the Southeast Region, with special attention to the Rio Polímeros and Polibrasil projects for which all the necessary capital resources are already secured.

3. Analysis of the convenience and opportunity of making a **public offer for the purchase of the outstanding preferred shares** of **Bahia Sul** in the market.

For such, **the capital stock of Suzano would be increased and paid up by the purchasers of the shares of the public offer, who** would then become Suzano shareholders.



This will allow a better understanding of the business and the increase of the "free float", to the benefit of the shareholders, and improving the rating of Suzano in the Security Exchange Commission– SEC – in order to obtain Level II classification for its ADRs.

**

The Directors of Suzano and Bahia Sul wish to clarify that before the implementation of the measures presently under study, all the terms and obligations of the existing agreements shall be considered, including loan agreements and those referring to the project finance operation for implementation of the Rio Polímeros project that is in the final contract stage.

If the studies confirm the convenience and opportunity of proceeding with the above mentioned operations, the market will be promptly informed, including the design detail for the execution of the referred projects, in strict compliance with all legal regulations in force, fully assuring the rights and interests of the shareholders of both companies.

***

Aiming at strengthening its presence worldwide, thus obtaining better competitive conditions in the Global Market, Suzano and Bahia Sul inform that they will be participating in the privatization of Portucel – a wood pulp and paper production company – based in Portugal.

****

These measures, foreseen in the strategic plans, together with the ongoing efforts for streamlining the operations, and the retrofitting and modernization of our productive assets, reinforce the major objective of the Suzano Companies, which is to provide adequate investment returns to its shareholders, assure customer satisfaction, and value its employees, according to the sound principles of corporate governance and transparent information disclosure, that are essential to strengthen the stock market.

Suzano informs that it will be taking the necessary steps to formalize its adhesion to Level 1 of Bovespa.

São Paulo, September 26, 2001

Companhia Suzano de Papel e Celulose
Adhemar Magon
Vice-President and Investor Relations Officer

Bahia Sul Celulose S.A.
Bernardo Szpigel
Financial-Administrative and Investor Relations Officer



Cia. Suzano de Papel e Celulose
Publicly Held Company
CNPJ n°. 60.651.726/0001-16

Bahia Sul Celulose S.A.
Publicly Held Company
CNPJ n°. 16.404.287/0001-55

Relevant Fact
Investment in Portugal

The Companhia Suzano de Papel e Celulose (Suzano) informs its shareholders and the market in general that **it has decided to participate in the privatization process of Portucel** – Empresa Produtora de Pasta e Papel S.A. (Portucel), to be carried out by the Government of Portugal and due to occur in the first quarter of 2002.

For this purpose, Suzano executed a Memorandum of Understanding with Sonae SGPS (Sonae) and with Sonae Produtos e Derivados Florestais SGPS S.A. (SPDF), whereby Suzano acquired the right, on its own behalf or on behalf of its subsidiaries, to make, together with Sonae, capital investments in SPDF allowing the latter to subscribe new shares relative to the capital increase or to acquire current outstanding shares issued by Portucel, as well as to participate in the privatization process of Portucel.

Suzano intends to make these capital investments in SPDF through its subsidiary Bahia Sul Celulose S.A. (Bahia Sul), which, when the capitalization process of SPDF is completed, will hold 49.99% of the capital of SPDF, while Sonae will own 50.01%. In view of this capital structure and of the Shareholders' Agreement foreseen in the Memorandum of Understanding, Bahia Sul will also have co-participation in the management of Portucel.

Currently SPDF owns 18.01% of the capital stock of Portucel and, after the subscription of the capital increase, with ending date on the 24th of September, it shall subscribe any remnant shares, to significantly increase its share ownership in Portucel.

The total estimated investment to be made by Bahia Sul in SPDF is in the amount of two hundred and fifty million euros (EUR 250,000,000.00).

The final conclusion of this transaction depends on the implementation of certain conditions foreseen in the Memorandum of Understanding, among which is the subscribing, by SPDF, of Portucel shares in its privatization auction, to assure the ownership of its shareholding control, as well as the approval by the Brazilian Central Bank of the remittance of the amounts required for concluding this investment transaction.

São Paulo, September 26, 2001

Companhia Suzano de Papel e Celulose
Adhemar Magon
Vice-President and Investor Relations Officer

Bahia Sul Celulose S.A.
Bernardo Szpigel
Financial-Administrative and Investor Relations Officer





SUZANO

New horizons and solid foundations in the actions of the Suzano Companies

From the outset, under the inspiration of the founder Leon Feffer and later under the leadership of his son and companion in command Max Feffer, the Suzano Companies adopted principles of seriousness, unflagging pursuit of excellence and respect to its clients and employees.

The same entrepreneur spirit and the same sense of commitment to the social development of Brazil, that have guided us from the very beginning, govern the actions announced below.

Through them, we shall sharpen the focus of our activity in the industrial of pulp, paper and petrochemical areas, so as to achieve the best results in each one of these areas, and maintain the continuous improvement and the high performance of our professionals, to maximize the return on the investment for all shareholders.

The steps announced here are of great strategic importance to make the Suzano Group of Companies a leading player in the world market of pulp and paper and furnish the petrochemical activities with the managerial and financial resources necessary for its expansion.

As our President Max Feffer used to say:

"The life that we want depends on what we do".

The new routes taken show, above all, the ability of a Brazilian company to promptly give a strong and prudent response to the challenges of a time when to trust our country is a citizenship duty.

David Feffer
President

Daniel Feffer
Vice-President

Cia. Suzano de Papel e Celulose
Publicly Held Company
CNPJ n°. 60.651.726/0001-16

Bahia Sul Celulose S.A.
Publicly Held Company
CNPJ n°. 16.404.287/0001-55

Relevant Fact
The reorganization of the Suzano Companies

Since 1997, as was widely announced on the market, the Cia. Suzano de Papel e Celulose (Suzano) concentrated the focus of its activities on the pulp, paper and petrochemical areas.

To this end, it disposed of assets not aligned with its strategic objectives and acquired in May last, the share control of Bahia Sul Celulose S.A. (Bahia Sul), the first company in the world in the pulp and paper area to receive ISO 14001 certification, and the only Brazilian company awarded, in July 2000, the Environmental Excellence prize conferred by the United Nations Organization.

With last-generation equipment and conveniently located forests, Bahia Sul became an example of operational efficiency and a benchmark for costs in the industry.

Since this acquisition, the Management of the two companies have focused their efforts on the identification of all the possible synergies and on the adoption of best business practices.

In order to improve business development in the two companies and grant greater transparency to their results, the Management of Suzano and Bahia Sul inform the market about the following measures to be adopted in each one of them:

1. The implementation of a **unified management** as of the 2nd of October, for the **areas of pulp and paper.** Thus, the same officers will be elected to form the Managing Board of each one of the respective companies, performing identical functions in them, subject to compliance with all legal requirements.

   As a consequence, we shall have economies of scale and will be able to make the best use of all synergies arising from the optimization of the operation and the sharing of best practices.

2. Analysis of the convenience and opportunity for an independent **legal entity** to hold its investments in **the petrochemical area**, in the form of a publicly held company, through legal and corporate procedures under study, in order to grant greater flexibility, dynamism, and autonomy to this activity.

   The expected result is the strengthening of this area of activity, with greater transparency and better understanding of its performance in accordance with the strategic decision to concentrate investments in the Southeast Region, with special attention to the Rio Polímeros and Polibrasil projects for which all the necessary capital resources are already secured.

3. Analysis of the convenience and opportunity of making a **public offer for the purchase of the outstanding preferred shares of Bahia Sul** in the market.

For such, **the capital stock of Suzano would be increased and paid up by the purchasers of the shares of the public offer, who** would then become Suzano shareholders.

Cia. Suzano de Papel e Celulose
Publicly Held Company
CNPJ n°. 60.651.726/0001-16

Bahia Sul Celulose S.A.
Publicly Held Company
CNPJ n°. 16.404.287/0001-55

Relevant Fact
Investment in Portugal

The Companhia Suzano de Papel e Celulose (Suzano) informs its shareholders and the market in general that **it has decided to participate in the privatization process of Portucel –** Empresa Produtora de Pasta e Papel S.A. (Portucel), to be carried out by the Government of Portugal and due to occur in the first quarter of 2002.

For this purpose, Suzano executed a Memorandum of Understanding with Sonae SGPS (Sonae) and with Sonae Produtos e Derivados Florestais SGPS S.A. (SPDF), whereby Suzano acquired the right, on its own behalf or on behalf of its subsidiaries, to make, together with Sonae, capital investments in SPDF allowing the latter to subscribe new shares relative to the capital increase or to acquire current outstanding shares issued by Portucel, as well as to participate in the privatization process of Portucel.

Suzano intends to make these capital investments in SPDF through its subsidiary Bahia Sul Celulose S.A. (Bahia Sul), which, when the capitalization process of SPDF is completed, will hold 49.99% of the capital of SPDF, while Sonae will own 50.01%. In view of this capital structure and of the Shareholders' Agreement foreseen in the Memorandum of Understanding, Bahia Sul will also have co-participation in the management of Portucel.

Currently SPDF owns 18.01% of the capital stock of Portucel and, after the subscription of the capital increase, with ending date on the 24th of September, it shall subscribe any remnant shares, to significantly increase its share ownership in Portucel.

The total estimated investment to be made by Bahia Sul in SPDF is in the amount of two hundred and fifty million euros (EUR 250,000,000.00).

The final conclusion of this transaction depends on the implementation of certain conditions foreseen in the Memorandum of Understanding, among which is the subscribing, by SPDF, of Portucel shares in its privatization auction, to assure the ownership of its shareholding control, as well as the approval by the Brazilian Central Bank of the remittance of the amounts required for concluding this investment transaction.

São Paulo, September 26, 2001

Companhia Suzano de Papel e Celulose
Adhemar Magon
Vice-President and Investor Relations Officer

Bahia Sul Celulose S.A.
Bernardo Szpigel
Financial-Administrative and Investor Relations Officer